SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                 ANTENNA TV S.A.
                            (Name of Subject Company)

                           HOLNEST INVESTMENTS LIMITED
                           GLOBECAST HOLDINGS LIMITED
                        ALTAVISTA GLOBAL HOLDINGS LIMITED
                        PRAXIS GLOBAL INVESTMENTS LIMITED
                                 MINOS KYRIAKOU
                                THEODORE KYRIAKOU
                                XENOPHON KYRIAKOU
                                 ATHINA KYRIAKOU
                    (Name of Filing Persons (the "Offerors"))


          ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN
          DEPOSITARY SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                              CUSIP NO.03672N 10 0
                      (CUSIP Number of Class of Securities)

                               Mr. Minos Kyriakou
                             Kifissias Avenue 10-12
                                Maroussi 151 25,
                                 Athens, Greece
                                (30) 10 688-6100
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                   COPIES TO:

                               Mark Bergman, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                                  Alder Castle
                                 10 Noble Street
                              London EC2V 7JU, U.K.
                                (44 20) 7367-1600

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.


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                                                                               2


[X] going-private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $9,366,226                                    $1,873.25
--------------------------------------------------------------------------------

-----------------

* Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash. The amount of the filing fee, calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

--------------------------------------------------------------------------------
AMOUNT PREVIOUSLY PAID:   $1,873.25

                                FILING PARTY:  HOLNEST INVESTMENTS LIMITED
                                               GLOBECAST HOLDINGS LIMITED
                                               ALTAVISTA GLOBAL HOLDINGS LIMITED
                                               PRAXIS GLOBAL INVESTMENTS LIMITED
                                               MINOS KYRIAKOU
                                               THEODORE KYRIAKOU
                                               XENOPHON KYRIAKOU
                                               ATHINA KYRIAKOU


FORM OR REGISTRATION NO.: SCHEDULE TO/13E-3    DATE FILED:   NOVEMBER 25, 2002

--------------------------------------------------------------------------------


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                                                                               3


                  This Final Amendment No. 5 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the SEC on November 25, 2002 as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 17, 2002, by Amendment No. 2 to the Schedule TO filed with the SEC on December 20, 2002, by Amendment No. 3 to the Schedule TO filed with the SEC on January 6, 2003 and by Amendment No. 4 to the Schedule TO filed with the SEC on January 13, 2003 (as amended, the "Schedule TO") by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"). This Schedule TO relates to the offer by the Offerors to purchase (i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors or their affiliates and (ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors or their affiliates (each ADS representing one half of one Ordinary Share) of Antenna TV S.A. ("Antenna" or the "Company"), at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest (the "Offer Price"), upon the terms and conditions of the Offerors' Offer to Purchase dated November 25, 2002 (as amended and supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO filed with the SEC on November 25, 2002 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

                  Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

         ITEM 11 OF SCHEDULE TO

                  Item 11 of Schedule TO is hereby amended and supplemented by including the following:

                  On January 21, 2003, the Offerors announced that the subsequent offering period of the Offer had expired at 5:00 p.m. New York City time on Friday, January 17, 2003. During the subsequent offering period which began at 5:00 p.m., New York City time, on January 3, 2003, the Offerors accepted for payment approximately 21,936 validly tendered ADSs, representing approximately 10,968 Ordinary Shares, on a rolling basis as they were tendered. In addition to the ADSs of Antenna tendered during the subsequent offering period, the Offerors acquired 320,400 Ordinary Shares and 7,176,151 ADSs, representing approximately 3,588,075.5 Ordinary Shares, on January 3, 2003 upon the expiration of the initial offer. Including the ADSs accepted for payment during the subsequent offering period, the Offerors and their affiliates own 19,525,289.5 Ordinary

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                                                                               4


Shares (directly or in the form of ADSs) representing approximately 98.37% of the total paid-up share capital of Antenna TV S.A.

                  The full text of the press release issued by the Offerors on January 21, 2003 is filed as Exhibit (a)(1)(ix) hereto.


         ITEM 12. EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)(i)           Offer to Purchase dated November 25, 2002.*

(a)(1)(ii)          Letter of Transmittal. *

(a)(1)(iii)         Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)           Form of Letter to Clients. *

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002. **

(a)(1)(vii) Amendment and Supplement to the Offer to Purchase dated December 20, 2002 ***

(a)(1)(viii)        Press Release issued by the Offerors dated January 6,
                    2003.****

(a)(1)(ix)          Press Release issued by the Offerors dated January 21, 2003.

(a)(2)              Press Release issued by the Offerors dated November 25,
                    2002. *

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)). *

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002. *

*     Previously filed on Schedule TO with the SEC on November 25, 2002.

**    Previously filed on Schedule TO with the SEC on December 17, 2002.

***   Previously filed on Schedule TO with the SEC on December 20, 2002.

****  Previously filed on Schedule TO with the SEC on January 6, 2003.


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                                   SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 5 to Schedule TO/13E-3 is true, complete and correct.

                                            HOLNEST INVESTMENTS LIMITED


                                            /s/ Minos Kyriakou
                                            ----------------------------------
                                            Name:  Mr. Minos Kyriakou
                                            Title: Sole Shareholder



                                            GLOBECAST HOLDINGS LIMITED

                                            /s/ Theodore Kyriakou
                                            ----------------------------------
                                            Name:  Mr. Theodore Kyriakou
                                            Title: Sole Shareholder



                                            ALTAVISTA GLOBAL HOLDINGS LIMITED


                                            /s/ Xenophon Kyriakou
                                            ----------------------------------
                                            Name:  Mr. Xenophon Kyriakou
                                            Title: Sole Shareholder



                                            PRAXIS GLOBAL INVESTMENTS LIMITED


                                            /s/ Athina Kyriakou
                                            ----------------------------------
                                            Name:  Ms. Athina Kyriakou
                                            Title: Sole Shareholder


                                            /s/ Minos Kyriakou
                                            ----------------------------------
                                            Minos Kyriakou


                                            /s/ Theodore Kyriakou
                                            ----------------------------------
                                            Theodore Kyriakou

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                                                                               6




                                            /s/ Xenophon Kyriakou
                                            ----------------------------------
                                            Xenophon Kyriakou



                                            /s/ Athina Kyriakou
                                            ----------------------------------
                                            Athina Kyriakou




Date:    January 21, 2003



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                                                                               7



                                  EXHIBIT INDEX


EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a)(1)(i)            Offer to Purchase dated November 25, 2002. *

(a)(1)(ii)           Letter of Transmittal. *

(a)(1)(iii)          Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)            Form of Letter to Clients. *

(a)(1)(vi) Amendment and Supplement to the Offer to Purchase dated December 17, 2002. **

(a)(1)(vii) Amendment and Supplement to the Offer to Purchase dated December 20, 2002***

(a)(1)(viii)         Press Release issued by the Offerors dated January 6,
                     2003.****

(a)(1)(ix)           Press Release issued by the Offerors dated January 21,
                     2003.

(a)(2)               Press Release issued by the Offerors dated November 25,
                     2002. *

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna dated November 11, 2002 (included as Annex A to the Offer to Purchase filed as Exhibit (a)(1)(i)). *

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committee on November 12, 2002. *

*      Previously filed on Schedule TO with the SEC on November 25, 2002.

**     Previously filed on Schedule TO with the SEC on December 17, 2002.

***    Previously filed on Schedule TO with the SEC on December 20, 2002.

****   Previously filed on Schedule TO with the SEC on January 6, 20003.